UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant’s name into English)

8081 LOUGHEED HIGHWAY, BURNABY, B.C., CANADA, V5A 1W9
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                       Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

Exhibits

99.1	News Release Dated February 5, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.

Date: March 10, 2005	By:	/s/ Robert Pilz Robert Pilz Chief Financial Officer